SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.1)

Union Carbide Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

905581104
(CUSIP Number)

J. Pedro Reinhard
Executive Vice President and Chief Financial Officer
The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
(517) 636-1000
(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

February 6, 2001
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?

CUSIP NO.: 905581104

1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Dow Chemical Company (# 38-1285128)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (_) (b) (_)

3 SEC USE ONLY

4 SOURCE OF FUNDS

N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) (_)

6 CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF	7 SOLE VOTING POWER: See Item 5
SHARES
BENEFICIALLY	8 SHARED VOTING POWER: 0
OWNED BY
EACH	9 SOLE DISPOSITIVE POWER: See Item 5
REPORTING
PERSON	10 SHARED DISPOSITIVE POWER: 0
WITH

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (_)

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14 TYPE OF REPORTING PERSON

CO

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

On February 6, 2001, The Dow Chemical Company, a Delaware corporation ("Dow") and Union Carbide Corporation, a New York corporation ("Union Carbide") consummated a merger whereby Transition Sub Inc., a Delaware corporation ("Transition Sub"), a wholly owned subsidiary of Dow, was merged with and into Union Carbide pursuant to an Agreement and Plan of Merger, dated as of August 3, 1999, by and among Union Carbide, Dow and Transition Sub. As a result of the merger, Union Carbide has become a wholly owned subsidiary of Dow. In addition, Dow’s irrevocable option to purchase up to 26,502,964 shares of Union Carbide common stock representing approximately 19.9% of the issued and outstanding shares of Union Carbide common stock expired according to its terms upon consummation of the merger.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2001

THE DOW CHEMICAL COMPANY

By: /S/ FRANK H. BROD
Name: Frank H. Brod
Title: Vice President and Controller